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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Bancinsurance Corporation
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
05945K-10-2
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05945K-10-2

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Saul Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		246,337

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		246,337

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	246,337

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 2 of 6 Pages

Item 1(a). Name of Issuer.
Bancinsurance Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
250 East Broad Street, 10th Floor
Columbus, Ohio 43215
Item 2(a). Name of Person Filing.
Saul Sokol
Item 2(b). Address of Principal Business Office or, if None, Residence.
Saul Sokol
250 East Broad Street, 10th Floor
Columbus, Ohio 43215
Item 2(c). Citizenship.
United States
Item 2(d). Title of Class of Securities.
Common Shares, without par value
Item 2(e). CUSIP Number.
05945K-10-2
Item 3.
Not Applicable

Page 3 of 6 Pages

Item 4. Ownership.
(a)	Amount beneficially owned: 246,337 Common Shares as of December 31, 2006 (1)

(b)	Percent of class: 4.9% as of December 31, 2006 (1)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

246,337 as of December 31, 2006 (1)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

246,337 as of December 31, 2006 (1)

(iv)	Shared power to dispose or to direct the disposition of:

None
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

(1) The following information is provided as of December 31, 2006. Saul Sokol is the trustee of The Saul Sokol and Phyllis D. Sokol Family Trust, which trust holds 232,337 Common Shares (4.6%) and is for the benefit of the children of Saul Sokol and Phyllis D. Sokol. As trustee, Saul Sokol is empowered to exercise all rights with regard to such Common Shares, revoke the trust and amend the trust. Saul Sokol also beneficially owns 14,000 Common Shares (0.3%) that underlie currently exercisable stock options.

Page 4 of 6 Pages

Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

/s/ Saul Sokol
Saul Sokol

Page 6 of 6 Pages